Confidential Submission

Pursuant to Section 6(e) of the Securities Act of 1933

September 13, 2018

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	TCR[2] Therapeutics Inc.
Confidential Submission of Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, TCR2 Therapeutics Inc., a Delaware corporation (the “Company”), we inform you that we confidentially submitted a draft Registration Statement on Form S-1 (the “Registration Statement”) of the Company on September 7, 2018 pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”) for non-public review by the Staff of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement.

Pursuant to Title I, Section 101 of the Jumpstart Our Business Startups Act, and in clarification of the letter submitted to the Commission by the Company on September 7, 2018, the Company is an “emerging growth company” that had total annual gross revenues of less than $1.07 billion during its most recently completed fiscal year ended December 31, 2017. Therefore, the Company is permitted to make this confidential submission of the Registration Statement for review by the Staff, provided that the Registration Statement and all amendments thereto shall be publicly filed with the Commission not later than 15 days before the date on which the Company conducts a “road show,” as such term is defined in Rule 433(h)(4) under the Securities Act of 1933, as amended.

Please direct all notices and communications with respect to the confidential submission to:

TCR2 Therapeutics Inc.

100 Binney Street, Suite 701

Cambridge, MA 02142

Telephone: (617) 949-5200

Please direct any questions with respect to this confidential submission to the undersigned at:

Goodwin Procter LLP

Attn: William D. Collins, Esq.

100 Northern Avenue

Boston, MA 02210

Telephone: (617) 570-1447

Sincerely,

/s/ William D. Collins
William D. Collins

cc:	Garry Menzel, Chief Executive Officer, TCR[2] Therapeutics Inc..
Margaret Siegel, Esq., Corporate Counsel, TCR[2] Therapeutics Inc.
Mitchell S. Bloom, Esq., Goodwin Procter LLP.